1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

September 29, 2008

VIA EDGAR SUBMISSION

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Short Oil Fund, LP Registration No. 333-152386

Dear Mr. McTiernan:

On behalf of the United States Short Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on September 26, 2008. The enclosed copy has been marked to show changes from the initial registration statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of August 13, 2008 on the initial registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

SUTHERLAND ASBILL AND BRENNAN LLP

Michael McTiernan
September 29, 2008

Response: The Registrant has filed the registration statement with the National Futures Association for their review of the prospectus as the disclosure document for the pool. We have received comments from the National Futures Association and have responded to those comments.

2.
Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response: The Registrant does not currently have any sales materials that it plans to distribute. However, prior to distributing sales material in the future, the Registrant will provide you with copies for your review.

Summary, page 1

3.	Please disclose whether there are any limits on your ability to invest in products other than the Crude Oil Interests.

Response: As discussed in the prospectus, the Registrant’s assets are expected to consist primarily of short positions in futures contracts in crude oil and other petroleum-based fuels (“Futures Contracts”), but may also take short positions in cash-settled options on Futures Contracts, forward contracts for crude oil or over-the-counter transactions that are based on the price of crude oil, such as swap transactions (collectively, with Futures Contracts, “Crude Oil Interests”). There is no limit on the portion of the Registrant’s assets that may be used to take short positions in instruments other than Futures Contracts. The Registrant’s objective, however, is to take short positions in Futures Contracts to the extent possible, but also to maintain the flexibility to take short positions in other instruments in order to track the inverse of its Benchmark Futures Contract. The risks related to taking short positions in Crude Oil Interests other than Futures Contracts are disclosed in the “Risk Factors” section of the prospectus.

The Registrant does not intend to use proceeds from the sale of creation baskets for any other purposes, except to invest in treasuries and/or cash equivalents in accounts maintained by its custodian.

How Does USSO Operate?, page 42

4.
We note that you may invest in petroleum-based products other than the Benchmark Futures Contracts. Please provide additional disclosure to explain the correlation between these other types of futures contracts and the price of the futures contract on light, sweet crude oil as traded on the NYMEX. It appears that to the extent they are negatively or non-correlated, your ability to meet your investment objectives would be hampered.

Michael McTiernan
September 29, 2008

Response: We have included a chart that compares the futures contract prices of other petroleum-based fuels to that of the near month oil futures contract, which is used as the Registrant’s Benchmark Future Contract, in order to show the correlation of prices, both rising and falling.

Plan of Distribution, page 61

5.	Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Response: It is currently anticipated that an affiliate of Merrill Lynch will be the initial authorized purchaser. The Registrant will not identify the initial authorized purchaser in the prospectus until it has executed an Authorized Purchaser Agreement, which will take place prior to the Registrant requesting effectiveness of the registration statement and will be reflected in a subsequent pre-effective amendment. The Registrant has not had any negotiations with additional authorized purchasers, and it is likely that no additional authorized purchaser will sign an authorized purchaser agreement prior to effectiveness of the registration statement. As disclosed in Amendment No. 1, a list of authorized purchasers may be obtained from ALPS, Inc., the Registrant’s marketing agent.

Calculating NAV, page 62

6.	Please confirm that the release of the daily NAV calculation will not be disclosed to authorized participants or others prior to public disclosure.

Response: The Registrant confirms that the release of the daily NAV calculation will not be disclosed to Authorized Purchasers or others prior to public disclosure.

Suspension or Rejection of Redemption Orders, page 66

7.
We note that the General Partner may suspend the right of redemption or postpone the settlement date if the General Partner deems it necessary for the protection of the limited partners. Please revise to explain the circumstances under which the limited partners would need protection in this context.

Response: There are a number of circumstances where suspension of the right of redemption or postponement of a settlement date would be appropriate. For example, suspension might be necessary to allow the orderly liquidation of the Registrant’s assets at an appropriate value to fund a redemption. As set forth in the prospectus, the Registrant invests in Futures Contracts and other Crude Oil Interests to track its benchmark. Accordingly, even though it would typically have sufficient cash and cash equivalents to redeem its units, it disposes of a proportionate amount of these investments at the time of a redemption in order to ensure that the Registrant appropriately tracks its benchmark. If it has difficulty liquidating these positions, e.g., because of a market disruption event in the futures markets, a suspension of trading by the exchange where the futures contracts are listed or an unanticipated delay in the liquidation of a position in an over the counter contract, it may be appropriate for the Registrant to suspend redemptions until such time as such circumstances are rectified. Likewise, there may be circumstances where settlement of a redemption is delayed because the authorized purchaser has not delivered the units to be redeemed at the time required, e.g., because of a clearing or other circumstance beyond its control. In such case, the Registrant could determine to postpone settlement until such time as the units are delivered rather than cancel the redemption.

Michael McTiernan
September 29, 2008

The General Partner Has Conflicts of Interest, page 82

8.
Please specifically explain the potential harm to investors posed by each conflict of interest. For example, in the third paragraph of this section you state that the fund may be harmed if the General Partner or its principals trade their own accounts more aggressively or opposite or ahead of the fund. Please explain specifically how that may harm investors.

Response: The Registrant has revised Amendment No. 1 in response to the Staff’s comment.

9.	Please revise the disclosure to describe in more detail how the General Partner’s trading decisions could be impacted by its role with the Related Public Funds.

Response: The Registrant has revised Amendment No. 1 in response to the Staff’s comment.

Patent Application Pending, page 100

10.	Please provide more detailed description of the General Partner’s pending patent application and any impact the approval or rejection of that patent may have on the fund.

Response: The Registrant has revised Amendment No. 1 in response to the Staff’s comment.

Michael McTiernan
September 29, 2008

Financial Statements and Notes
United States Short Oil Fund, LP
Note 1 - Organization and Business, page F-4

11.
We note that as of June 30, 2008, the Fund’s organizational expenses in the amount of approximately $10,000 have been funded by the General Partner, United States Commodity Funds, LLC. We also note that the Fund does not have any obligation or intention to reimburse such payments. Clarify to us and disclose whether the General Partner plans to fund all organizational and initial offering costs of the Fund and whether such costs are reimbursable. Also discuss whether such non reimbursable costs are recognized in the Fund’s financial statements.

Response: The General Partner will fund all the organizational and initial offering costs of the Registrant. Such costs will not be reimbursable by the Registrant to the General Partner.  The non-reimbursable costs are not recognized in the Registrant’s financial statements but are recognized in the financial statements of the General Partner.

Note 2 - Summary of Significant Accounting Policies, page F-5

12.	Tell us your accounting policy in recognizing a gain and loss on closed contracts, and revise accordingly.

Response: The Registrant has revised “Note 2” to the financial statements to include the following disclosure:  “Realized gains and losses are recognized in the statement of operations when the contracts are closed.”

United States Commodity Funds, LLC

Report of Registered Independent Public Accounting Firm, page F-10

13.
We note that the United States Commodity Funds’ (USCF) auditor opinion states that “we conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB).” The opinion should state, if true, that the audit was “conducted in accordance with the standards of the PCAOB.” Explain to us why your auditors included limited language in their audit opinion, or revise accordingly. Refer to PCAOB Auditing Standard No. I and SEC Release 34-49707.

Response: The audit report from the Registrant’s independent auditors, Spicer Jeffries, LLC, included in Amendment No. 1 has been revised to remove the word “auditing.”

Michael McTiernan
September 29, 2008

Note 3 - Capitalization and Related Party Transactions, page F-19

14.
We note that Wainwright has provided funding to USCF for offering and organizational costs. We also note the USCF is not required to reimburse Wainwright for any costs incurred. Given that Wainwright provides financial support for USCF and USCF provides substantial financial support for the United States Short Oil Fund, please tell us what consideration was given in disclosing financial statements of Wainwright Holdings, Inc.

Response: The Registrant has not included financial statements for Wainwright since there is no reasonable expectation that Wainwright will, directly or indirectly, provide financial support to USSO.  The General Partner, whose financial statements are included in the registration statement, will provide certain financial support to USSO, as disclosed in the prospectus; however, since the General Partner also receives fees from other funds it manages, including United States Oil Fund, LP ("USOF"), United States Natural Gas Fund, LP ("USNG"), United States 12 Month Oil Fund, LP (“US12OF”), United States Gasoline Fund, LP (“UGA”) and United States Heating Oil Fund, LP (“USHO”), who combined have assets of over $2 billion, it anticipates that these fees would be available, if necessary, to cover the costs required in connection with the formation and offering of units of USSO.  Once the initial offering of units is completed, USSO will pay a management fee to the General Partner that would be available to pay such expenses and USSO will be directly responsible for additional ongoing expenses currently borne by the General Partner, as noted in the prospectus.

Previously, Wainwright provided assistance to the General Partner in connection with the formation of the first fund, USOF. However, in light of the ongoing fees that the General Partner receives from USOF, USNG, US12OF, UGA and USHO, and the obligation of these funds to bear certain ongoing expenses directly, there is not a reasonable expectation that Wainwright would provide financial support, directly or indirectly, to USSO.  For the foregoing reasons, we respectfully submit that the balance sheet of Wainwright should not be required to be included in the registration statement and that no further revisions to the disclosure in the prospectus be required.

15.
We note that USCF reported advance receivable from an affiliate. Given the significance of this receivable and since the debtor is an affiliate of USCF, please tell us what consideration you gave to providing the audited balance sheet of this affiliate.

Response: The receivable relates to the fees that USOF, USNG, US12OF, UGA and USHO (the “Related Public Funds”) expect to pay to USCF.  The fees of the Related Public Funds accrue daily but are paid monthly, and USCF reflects as a receivable the amounts it reasonably expects it will be paid at that point in time. USCF has also advanced its parent this amount in anticipation of USCF’s Board of Directors officially declaring a distribution (dividend) in the same amount. Therefore inclusion of the parent’s financial statements is not considered necessary  because USCF is not looking to the Parent for repayment, since the advance and the distribution will offset each other.

Michael McTiernan
September 29, 2008

Item 16. Exhibits and Financial Statement Schedules, page II-1

16.	Please file all required exhibits as promptly as possible. And please file your tax and legal opinion with your next amendment or provide a draft copy of each for us to review.

Response: In connection with the filing of the Amendment, we have filed certain required exhibits and will file the remaining required exhibits with a future amendment to the Registration Statement. In addition, we are providing to you, under separate cover, draft legal and tax opinions for your review.

* * *

We hope that you will find this response satisfactory. If you have questions or further comments regarding this response, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.